

July 30, 2015

Christine Sacco
Chief Financial Officer
Boulder Brands, Inc.
1600 Pearl Street – Suite 300
Boulder, CO 80302

> **Re:  Boulder Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-33595**

Dear Ms. Sacco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.    We note that you have various presentations posted on your website which include tabulations of financial data and non-GAAP measures, although without a reconciliation identifying the differences between your non-GAAP measures and the most comparable financial measures calculated and presented in accordance with GAAP. Please comply with Regulation G, §§244.100(a) and (b), which requires you to disclose, along with all material information including non-GAAP financial measures that you publicly disclose, a reconciliation, as indicated above, and any material facts that are necessary to clarify the presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 40

2.    We note you relate changes in net sales from your reportable segments by quantifying increases and decreases in sales of your product brands. For example, you state the increase in net sales for the Natural segment was related to increases in Udi's products of

$43.6 million and EVOL of $41.3 million, partly offset by a decrease in Glutino products of $8 million.  Please provide expanded discussion of the underlying reasons for the changes in sales by brand, including quantified information with respect to key drivers such as price, volume and other key variables used in managing your business. In addition, please provide a similar level of detail of the causes for changes in cost of goods sold for the brands referenced in your discussion of costs of goods sold for each of your segments.  Refer to the guidance in Item 303(a)(3) of Regulation S-K.

3.      You state cost of goods sold for your Balance segment decreased in 2014 primarily due to the decrease in net sales, but the decrease was offset by "an increase in investments in product formulation."  Please provide clarifying disclosure to indicate what the term "product formulation" means and identify the types of activities associated with investing in product formulation.

Liquidity and Capital Resources, page 45

4.      Please revise your disclosure in this section to discuss the impact of inventory increases on your liquidity, and impact of such increases on cash flow from operations.  In that regard, we note your disclosure on page F-16, which indicates a 47.3% increase in inventory from fiscal 2013 to fiscal 2014.  In addition, please disclose the underlying reasons for such inventory increases.  We note management's discussion in the earnings call held February 26, 2015 regarding an inventory reduction by your largest distributor.

5.      Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way.  For example, we note management's discussion in the earnings call held February 26, 2015 regarding your mix shift and resulting impact on margins, as well as the moderation in the strong growth the company has seen in gluten-free.  However, you have not provided a related discussion in your filing.  If material, please provide a discussion of such trends in your filing.  Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director